UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MONSTER WORLDWIDE, INC.
(Names of Subject Company (Issuer))
STRATEGIC INVESTMENT OPPORTUNITIES LLC
(Name of Filing Persons (Offeror))
MEDIANEWS GROUP, INC.
MNG ENTERPRISES, INC.
(Names of Filing Persons (Other Person))

Common Stock, par value $0.001 per share
(Title of Class of Securities)
611742107
(CUSIP Number of Class of Securities)
Marshall Anstandig
Strategic Investment Opportunities LLC
c/o MediaNews Group, Inc.
101 W. Colfax Avenue, Suite 1100
Denver, Colorado 80202
Telephone: (408) 920-5999
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

With copies to:
David D’Urso, Esq. and Jeffrey L. Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036
Telephone: (212) 872-1000

CALCULATION OF FILING FEE
Transaction Value(1)	Amount of Filing Fee(2)
$33,025,515.50	$3,827.66

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (A) 8,925,815 shares of common stock, par value $0.001 per share, of Monster Worldwide, Inc. (representing the maximum number of shares subject to the tender offer) and (B) $3.70 per share (representing the offer price).

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by .0001159.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Strategic Investment Opportunities LLC, a Delaware limited liability company (the “Purchaser”), an affiliate of MediaNews Group, Inc., a Delaware corporation (“MNG”), to purchase up to 8,925,815 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Monster Worldwide, Inc., a Delaware corporation (“Monster” or the “Company”), at a price of  $3.70 per Share, net to the seller, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 25, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.
Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.
Subject Company Information.

(a) The name of the subject company is Monster Worldwide, Inc., a Delaware corporation, and the address of its principal executive office is 133 Boston Post Road, Building 15, Weston, Massachusetts 02493. The telephone number of its principal executive office is (978) 461-8000.
(b) This Schedule TO relates to the Shares. As of October 14, 2016, there were 89,258,147 shares of Common Stock issued and outstanding.
(c) The information set forth in the Offer to Purchase under the caption Section 6 — “Price Range of the Shares” is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a), (b), (c) The names of the filing persons are Strategic Investment Opportunities LLC, a Delaware limited liability company, MediaNews Group, Inc., a Delaware corporation, and MNG Enterprises, Inc., a Delaware corporation. For each filing person, the address of the principal executive office is 101 W. Colfax Avenue, Suite 1100, Denver, Colorado, 80202 and the telephone number of the principal executive office is (408) 920-5999. The information set forth in the Offer to Purchase under the caption Section 9 — “Certain Information Concerning the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “Introduction,” Section 9 — “Certain Information Concerning the Purchaser,” Section 11 —  “Background of the Offer; Past Contacts; Negotiations and Transactions” and Section 12 — “Purpose of the Offer; Plans for Monster; Other Matters” is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the captions “Summary Term Sheet” and Section 12 — “Purpose of the Offer; Plans for Monster; Other Matters” is incorporated herein by reference.

(c)(1)–(7) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Introduction,” Section 7 — “Effect of the Offer on the Market for the Shares; The NYSE Listing; Exchange Act Registration; Margin Regulations,” Section 9 — “Certain Information Concerning the Purchaser,” Section 11 — “Background of the Offer; Past Contacts; Negotiations and Transactions” and Section 12 — “Purpose of the Offer; Plans for Monster; Other Matters” the Offer to Purchase is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: Section 10 — “Sources and Amount of Funds” and Section 13 — “Conditions of the Offer.”
(d) Not applicable.
Item 8.
Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the caption Section 9 — “Certain Information Concerning the Purchaser” is incorporated herein by reference.
(b) Not applicable.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Introduction” and Section 16 — “Fees and Expenses.”
Item 10.
Financial Statements.

(a), (b) Not applicable.
Item 11.
Additional Information.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: “Summary Term Sheet,” Section 7 — “Effect of the Offer on the Market for the Shares; The NYSE Listing; Exchange Act Registration; Margin Regulations,” “Introduction,” Section 9 — “Certain Information Concerning the Purchaser,” Section 11 — “Background of the Offer; Past Contacts; Negotiations and Transactions,” Section 12 — “Purpose of the Offer; Plans for Monster; Other Matters,” Section 13 — “Conditions of the Offer,” and Section 15 — “Certain Legal Matters.”
(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.
Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 25, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Summary Advertisement, dated October 25, 2016.
(a)(1)(F)	Press release issued by MediaNews Group, Inc. on October 21, 2016 (incorporated by reference to the Schedule TO-C filed by MediaNews Group, Inc. on October 21, 2016).
(a)(1)(G)	Press release issued by MediaNews Group, Inc. on October 25, 2016.
(b)	None.
(d)	None.
(g)	None.
(h)	None.
Item 13.
Information Required by Schedule 13E-3

Not applicable.

SIGNATURE
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 25, 2016
STRATEGIC INVESTMENT OPPORTUNITIES LLC
By: /s/ Michael J. Koren Name: Michael J. Koren Title:Chief Financial Officer
MEDIANEWS GROUP, INC.
By: /s/ Michael J. Koren Name: Michael J. Koren Title:Senior Vice President and Chief Financial Officer
MNG ENTERPRISES, INC.
By: /s/ Michael J. Koren Name: Michael J. Koren Title:Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 25, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Summary Advertisement, dated October 25, 2016.
(a)(1)(F)	Press release issued by MediaNews Group, Inc. on October 21, 2016 (incorporated by reference to the Schedule TO-C filed by MediaNews Group, Inc. on October 21, 2016).
(a)(1)(G)	Press release issued by MediaNews Group, Inc. on October 25, 2016.
(b)	None.
(d)	None.
(g)	None.
(h)	None.